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                              July 6, 2021

       Adam Felesky
       Chief Executive Officer
       Portage Fintech Acquisition Corporation
       280 Park Avenue, 3rd Floor
       New York, NY 10017

                                                        Re: Portage Fintech
Acquisition Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed June 21, 2021
                                                            File No. 333-257185

       Dear Mr. Felesky:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed on June 21, 2021

       Summary
       Manner of conducting redemptions, page 27

   1. We note your disclosure that if you are unable to conduct redemptions of your public shares in conjunction
with a proxy solicitation pursuant to Regulation 14A under the
                                                        Exchange Act, you will
be required under your amended and restated memorandum and
                                                        articles of association
to conduct redemptions pursuant to the tender offer rules. Please revise to clarify, if
true, that you will conduct redemptions pursuant to the tender offer rules if you do not
hold a shareholder meeting to approve the business combination.
       Exhibits

   2. We note the waiver of liability and indemnification provisions provided in Sections 3 and
 Adam Felesky
Portage Fintech Acquisition Corporation
July 6, 2021
Page 2
       4 of the form of Administrative and Services Agreement filed as Exhibit
10.5. Please
       disclose such provisions in your prospectus summary, and include related risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact John Cannarella, Staff Accountant, at 202-551-3337 or Karl Hiller,
Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Collins, Staff Attorney, at 202-
551-3176 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNameAdam Felesky
                                                     Division of Corporation
Finance
Comapany NamePortage Fintech Acquisition Corporation
                                                     Office of Energy &
Transportation
July 6, 2021 Page 2
cc:       Debbie Yee
FirstName LastName